FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of November 2006	Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information

RECENT EVENTS

FEMSA Acquires 8% of Coca-Cola FEMSA’s Total Outstanding
Stock from The Coca-Cola Company

Mexico City (November 6, 2006) - Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca- Cola bottler in Latin America and the second largest Coca-Cola bottler in the world, today announced that on November 3rd, 2006, Fomento Económico Mexicano, S.A. de C.V. (“FEMSA”) completed the acquisition through FEMSA’s subsidiary, Compañia Internacional de Bebidas, S.A. de C.V., of 148,000,000 Series “D” shares of Coca-Cola FEMSA from certain subsidiaries of The Coca- Cola Company (“TCCC”), representing 8.02% of the total outstanding equity of Coca-Cola FEMSA, at a price of US$ 2.888 per share for an aggregate amount of US$ 427.4 million. The acquisition of additional shares took place pursuant to a Memorandum of Understanding between FEMSA and TCCC relating to the acquisition of Panamco by KOF in 2003.

Following the acquisition by FEMSA of shares from TCCC, economic ownership stakes in Coca-Cola FEMSA are 53.7% for FEMSA, 31.6% for TCCC, and the public float remains unchanged at 14.7%. Voting ownership in Coca-Cola FEMSA is now 63.0% for FEMSA and 37.0% for TCCC. The acquisition does not represent a change in the control or management of the company.

Mexican Stock Exchange
Ticker: KOFL

NYSE (ADR)
Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

Alfredo Fernández
alfredo.fernandez@kof.com.mx
(5255) 5081-5120 / 5121

Julieta Naranjo
julieta.naranjo@kof.com.mx
(5255) 5081-5148

Website:
www.coca-colafemsa.com

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A. DE C.V.
(Registrant)

Date: November 06, 2006	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer